Exhibit 4.3

AMENDMENT no. 1 to UPDATED Warrant 1

This Amendment no. 1 (the “Amendment”) to that certain Updated Warrant 1 issued on November 3, 2016 pursuant to the terms of that certain Share Purchase Agreement, dated August 4, 2016 (“2016 SPA”) and partly exercised in January 2018 (the “Warrant”), to purchase 11,846 ordinary shares of Rail Vision Ltd., at exercise price of US$ 189.09, is made as of the 30 day of April, 2018 (the “Effective Date”), by and between Rail Vision Ltd. (the “Company”) and Foresight Autonomous Holdings Ltd. (the “Holder”). The Company and the Holder are referred to collectively as the “Parties” and each as a “Party”.

WHEREAS	the Company issued the Warrant to the Holder; and

WHEREAS	the Company and the Holder desire to amend certain terms and provisions of the Warrant, subject to and in accordance with the terms and provisions hereof.

NOW, THEREFORE, the Parties agree as follows:

1.	General

1.1.	The preamble to this Amendment is an integral part thereof. The terms of the Warrant remain unchanged and in full force and effect, other than as and to the extent specifically modified by the terms of this Amendment. In the event of any conflict between this Amendment and Warrant, the terms of this Amendment shall prevail and govern.

1.2.	Capitalized terms used, but not defined herein, shall have the meaning ascribed to them in the Warrant.

2.	Amendments to the Warrant

Subject to, and effective upon (a) partial exercise of the Warrant by the Holder, resulting in purchase of 1,322 Warrant Shares against payment of an aggregate exercise price of $249,977 (the “Exercise Price”) and receipt of the Exercise Price by the Company; and (b) receipt by the Company of the Holder’s waiver of its rights under Section 8.4 of the 2016 SPA, in the form attached as Exhibit A hereto (provided (a) and (b) occur prior to or upon May 2, 2018), the Section headed "Exercise Period" of the Warrant shall be deleted in its entirety and replaced with the following language:

"This Warrant, to purchase 10,524 Warrant Shares, may be exercised, in whole or in part, until the earlier to occur between (i) August 3, 2018; (ii) consummation of an IPO by the Company; or (iii) consummation, following the date hereof, of a fundraising by the Holder (the "Exercise Period"). This Warrant shall, at the end of the Exercise Period, no longer be exercisable and become automatically null and void"

3.	Counterparts

This Amendment may be executed in counterparts, and each counterpart shall have the same force and effect as an original and shall constitute an effective binding agreement on the part of the each of the undersigned.

IN WITNESS WHEREOF, the Parties hereto have caused this Warrant to be duly executed as of the date set forth above.

Rail Vision Ltd.		Foresight Autonomous Holdings Ltd.

/s/ Elen Katz		/s/ Haim Siboni
Name:	Elen Joseph Katz	Name:	Haim Siboni
Title:	CEO	Title:	CEO

/s/ Eli Yoresh
		Name:	Eli Yoresh
		Title:	CFO

Exhibit A

To:

Rail Vision Ltd. (the "Company")

WAIVER

The undersigned, being an Investor, as defined in that certain Share Purchase Agreement, dated August 4, 2016 (the “SPA”) between the Company, the undersigned and additional Investors, hereby irrevocably and unconditionally waives any right for any Investors’ Commission the undersigned may have under Section 8.4 of the SPA.

Capitalized terms used but not expressly defined herein shall have the meaning defined in the SPA.

IN WITNESS WHEREOF, the undersigned Investor has executed this waiver and consent as of this day April 30, 2018.

Foresight Autonomous Holdings Ltd.

/s/ Haim Siboni
Name:	Haim Siboni
Title:	CEO

/s/ Eli Yoresh
Name:	Eli Yoresh
Title:	CFO